Exhibit 99.1

PRESS RELEASE

Affimed Appoints Shawn M. Leland as Chief Executive Officer

Mannheim, Germany, September 3, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced today that Shawn M. Leland, PharmD, RPh has been appointed as Chief Executive Officer (CEO). Dr. Andreas Harstrick, who has been serving as acting CEO since January 2024 will continue in his position as Chief Medical Officer (CMO).

Shawn is an accomplished pharmaceutical and biotechnology professional with more than 15 years of experience in the industry. He has a proven track record in successfully advancing the development of novel oncology assets, raising substantial capital for several biotech companies, negotiating major global licensing agreements, and establishing strategic partnerships. His extensive expertise in leading and expanding biotech companies will be instrumental in driving Affimed’s future growth and shaping its corporate development strategy.

Most recently, Shawn was the Interim CEO and Board Director of ForeBio, where he guided the company through a phase 2 study with registrational intent and closed a $75M Series D financing round.

In July 2019, Shawn founded Elevation Oncology and initially took on the roles of Chief Business Officer and Board Director, later transitioning to CEO until January 2023. During his tenure, the company advanced multiple novel targeted oncology assets and raised over $200M in capital, including a $100M IPO.

From 2017 – 2019, Shawn was Head of Business Development at Verastem Oncology and from 2013 – 2017, he held a similar position at Argos Therapeutics. In these positions, he played a pivotal role in shaping each company’s corporate development strategy, leading multiple partnerships and licensing transactions. Shawn began his career with ARIAD Pharmaceuticals and Eli Lilly, where he gained valuable experience in the pharmaceutical and biotechnology sector. Shawn holds a PharmD from Albany College of Pharmacy.

“We are very excited to have Shawn join us as Affimed’s new CEO,” said Dr. Thomas Hecht, Chairman of Affimed’s Supervisory Board. “Shawn has consistently proven his leadership and entrepreneurial skills in growing and advancing biotechnology organizations, even in turbulent markets. With his impressive background, we are confident in his ability to shape Affimed’s future. On behalf of the Board, I would like to thank Andreas for serving as acting CEO since January, leading the company through the transition into a focused clinical development organization. With Andreas’s leadership, the company is now in a strong position with three active clinical programs and a cadence of important data readouts in the near future.”

“Affimed has an impressive pipeline of three clinical stage assets, that have all delivered clinical proof of concept and have validated the company’s strategy to harness the innate immune system to fight cancer,” said Shawn Leland. “These data together with the successful transformation of the organization were central to my decision to join the team. I am eager to lead Affimed toward meaningful inflection points so that these much-needed novel therapies reach those currently underserved patients and increase value for our shareholders.”

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com